SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/25/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
502,462

8. SHARED VOTING POWER
147,598

9. SOLE DISPOSITIVE POWER
650,060
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
650,060

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.62%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Evergreen International Balanced Income Fund.("EBI" or the "Issuer"). The principal executive offices of NNA are located at

200 BERKELEY STREET
BOSTON MA 02116-5034


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested it. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Secretary's October 17, 2007 order in the Massachusetts Superior Court. On February 12, 2009, the Massachusetts Superior Court upheld the Secretary's October 17, 2007 order. The Bulldog Parties further appealed the ruling of the Massachusetts Superior Court to Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court, the state's highest court, unilaterally transferred the case from the Massachusetts Appeals Court to the Supreme Judicial Court, which will decide the appeal.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
On May 26, 2010, the group sent the letter in exhibit A to shareholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on January 5, 2010 there were 11,572,378 shares of common stock outstanding as of 10/31/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 578,463 shares of EBI or 5.00% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of EBI were purchased:

Date:		        Shares:		Price:
05/06/10		10,000		13.0566
05/14/10		10,355		12.9065
05/17/10		20,053		12.7481
05/18/10		33,019		12.7971
05/19/10		9,242		12.4376
05/20/10		10,200		12.1135
05/21/10		2,500		11.9200
05/24/10		9,529		12.1902
05/25/10		9,900		11.8197
05/26/10		55,000		12.1790
05/27/10		20,038		12.3650
05/28/10		10,527		12.4683
06/01/10		13,100		12.4872
06/02/10		9,279		12.5774
06/03/10		47,137		12.7175
06/07/10		15,100		12.2337
06/08/10		3,827		12.2257
06/09/10		1,446		12.3772
06/10/10		18,893		12.5638
06/11/10		28,923		12.6539
06/14/10		24,402		12.8567
06/15/10		4,984		12.9872
06/16/10		19,191		13.0427
06/17/10		33,508		13.0080
06/18/10		15,683		13.0223
06/21/10		48,400		13.1155
06/22/10		8,597		12.9630
06/24/10		20,926		12.8985
06/25/10		14,157		12.9345
06/28/10		21,909		12.9450
06/29/10		2,700		12.6354
06/30/10		26,274		12.6413
07/01/10		7,414		12.5736
07/02/10		13,300		12.6955



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 07/06/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A

Bulldog Investors, Park 80 West,
250 Pehle Avenue, Suite 708,
Saddle Brook, NJ 07663
(914) 747-5262 // pgoldstein@bulldoginvestors.com

			May 26, 2010

Dear Fellow Shareholder of Evergreen International Balanced Income Fund (EBI):

Do you know that EBI's prospectus contains a so called "lifeboat" provision designed to assure investors that the board of trustees would act if the shares trade at a material discount from net asset value? The "lifeboat" provision for EBI reads as follows:

Because shares of a closed-end investment company may frequently trade at prices lower than net asset value, the fund's board of trustees may in the future consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of common shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares, or the conversion of the fund to an open-end investment company.

Well, On May 21, 2010, the discount on EBI's shares was 17.4%! In fact, they have been trading at a double-digit discount for quite awhile but the board of trustees seems to have forgotten about the "lifeboat" provision. Yet, in what appears to be a clear case of misplaced priorities, the board is now asking shareholders to approve a lucrative management agreement with Wells Fargo. That is great for Wells Fargo but does nothing for EBI's shareholders.

To make matters worse, the proposed management agreement provides that Wells Fargo will be paid a percentage of EBI's total assets rather than of its net assets. Thus, the more it leverages EBI, the higher Wells Fargo's fees will be. A fund manager should not collect fees on leverage unless shareholders actually benefit from the leverage. We do not believe that any trustee would agree to pay a manager a fee to leverage his or her own money. Thus, the board's failure to protect shareholders by agreeing to unconditionally pay Wells Fargo a percentage of EBI's leveraged assets is inexcusable.

The good news is that if the proposed management agreement is voted down, the trustees will probably get the message, i.e., that EBI's shareholders want (1) action taken to address the discount and (2) elimination of the perverse incentive for Wells Fargo to leverage EBI's portfolio. Therefore, when you get management's proxy in the mail, we urge you to
		JUST VOTE NO ON EACH PROPOSAL!

							Very truly yours,


				 			Phillip Goldstein
 							Principal